UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Record Date for Special Dividend

Pursuant to a board meeting dated March 21, 2024, the board of directors of Lufax Holding Ltd (the “Company”) has approved and declared a cash dividend of US$2.42 per ADS (equivalent to US$1.21 per ordinary share) on its outstanding American depositary shares (the “Special Dividend”), to be paid on or around August 6, 2024 (Eastern Time) to holders of record of American depositary shares as of the close of trading on June 4, 2024 (Eastern Time). The Special Dividend is subject to the approval of shareholders at the forthcoming annual general meeting to be held on May 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: March 25, 2024

Exhibit Index

Exhibit 99.1—Announcement with The Stock Exchange of Hong Kong Limited—Update on Special Dividend—Record Date for Special Dividend